SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File No. 1-14066

Savings Plan of Southern Peru Copper Corporation
and Participating Subsidiaries

Southern Peru Copper Corporation

2575 East Camelback Road

Phoenix, Arizona 85016

Savings Plan of Southern Peru Copper Corporation

and Participating Subsidiaries

INDEX

Reports of Independent Public Accountants for the years ended December 31, 2003 and 2002

Statements of Net Assets In Liquidation as of December 31, 2003 and 2002

Statement of Changes in Net Assets In Liquidation for the Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets Held at December 31, 2003

Consents of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Savings Plan of

Southern Peru Copper Corporation and Participating Subsidiaries:

We have audited the accompanying statement of net assets in liquidation of the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets in liquidation for the year ended December 31, 2003.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audit.  The statement of net assets in liquidation as of December 31, 2002 was audited by other independent accountants whose report, dated June 20, 2003, expressed an unqualified opinion on the statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

As described in Note 2 to the accompanying financial statements, the Board of Directors of Southern Peru Copper Corporation approved a plan of termination of the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries on May 9, 2000.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting for periods subsequent to December 31, 1999 from a going-concern to a liquidation basis.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets in liquidation of the Plan as of December 31, 2003, and the changes in its net assets in liquidation for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held at End of Year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers

Mexico

June 25, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Savings Plan of

Southern Peru Copper Corporation and Participating Subsidiaries:

We have audited the accompanying statement of net assets in liquidation of the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries (the “Plan”) as of December 31, 2002.  This financial statements is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the accompanying financial statement, the Board of Directors of Southern Peru Copper Corporation approved a plan of termination of the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries on May 9, 2000.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting for periods subsequent to December 31, 1999 from a going-concern to a liquidation basis.

In our opinion, the 2002 financial statement referred to above present fairly, in all material respects, the net assets in liquidation of the Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

Keegan, Linscott & Kenon, P. C.

Tucson, Arizona

June 20, 2003

Savings Plan of Southern Peru Copper Corporation

and Participating Subsidiaries

Statements of Net Assets In

Liquidation as of December 31, 2003 and 2002

	2003	2002
ASSETS:
Mutual Funds	$157,877	$177,751
Common Stock	72,764	36,288

Net Assets in Liquidation	$230,641	$214,039

The accompanying notes are an integral part of these financial statements.

Savings Plan of Southern Peru Copper Corporation

and Participating Subsidiaries

Statement of Changes in Net Assets In Liquidation

For The Year Ended December 31, 2003

Additions
Investment income:
Interest and dividend income, investments	$4,045
Net appreciation in fair value of investments	77,891
Net investment income	81,936
Deductions
Payment of benefits	(65,334)

Total deductions	(65,334)

Net increase	16,602

Net assets in liquidation, beginning of year	214,039
Net assets in liquidation, end of year	$230,641

The accompanying notes are an integral part of these financial statements.

Savings Plan of Southern Peru Copper Corporation

and Participating Subsidiaries

Notes to the Financial Statements

December 31, 2003 and 2002

1.               PLAN DESCRIPTION

The following description of the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries (the “Plan”) provides only general information. Reference should be made to the Plan document for a complete description of the Plan and Plan amendments, including eligibility requirements and vesting provisions.

General

Effective June 1, 1985, Southern Peru Copper Corporation (the “Company”) established the Plan, which has been amended thereafter. The Plan is a defined contribution plan and is administered by the Administrative Committee in accordance with authority delegated by the Board of Directors.  The Plan is designed to provide a method of savings by eligible employees for their retirement and other needs.

On May 9, 2000, the Board of Directors of the Company approved the termination of the Plan, and the taking of any action, including amending the Plan and giving notice to participants, to implement the termination. Effective November 15, 2000, the Plan was terminated and no further contributions from employees or the Company were accepted after that date.  The Plan received a final letter of determination dated August 21, 2001 from the Internal Revenue Service.  The Company proceeded with the distribution of assets to Plan participants but did not complete the distribution before December 31, 2003.  At December 31, 2003 there were 5 Plan participants who had not completed the paperwork for withdrawal and termination of their participation in the Plan.  It is anticipated that the termination will be completed before year-end 2004.

Contributions

An employee becomes eligible to participate in the Plan, after the completion of 30 days service.  Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions (the “contributions”) by payroll deduction.  Contributions are stated in whole percentages of 1% to 12% of the participant’s earnings, as defined, or a specified dollar amount.  A participant may elect to increase, decrease or suspend the contributions on the first day of any month.  The Internal Revenue Code of 1986 (the “Code”), as amended, limited the maximum amount an employee may contribute on a pre-tax basis.

Participants are 100% vested in their contributions and earnings therein.

Matching Company Contribution - Effective January 1, 1998, the Company matches the first 6% of a participant’s monthly contribution at a rate of 50%.  The matching contribution may be made in cash or Company common stock.

The Company is not obligated to make a contribution during any period in which it has no accumulated retained earnings.  The Company’s contributions are subject to all legal restrictions, which may apply, including Sections 401 and 415 of the Code, which limit the annual contributions to an employee’s account.

Loans

The Plan provides for loans to participants who have participated in the Plan for at least one year, subject to certain limitations.  The maximum loan allowed to each participant is limited to the lesser of 50% of the total value of the participant’s account, or $50,000 reduced by the highest outstanding plan loan balance to such participant during the prior twelve-month period ending on the day before the date the loan is made.

A participant’s loan is repayable within a maximum of five years or immediately upon termination of employment, if sooner.  Interest is currently accrued at the prime rate, which was in existence on the first day of the month in which the loan was issued.  Loans are collateralized by a lien on the participant’s interest in the Plan.  Loan repayments are made through payroll withholdings from the participant’s earnings.  A participant may pre-pay a loan at any time without penalty.

2.               SIGNIFICANT PLAN AMENDMENTS

On May 1, 1997, the Plan was amended, effective January 1, 1998, to appoint the Vanguard Fiduciary Trust Company (“Vanguard”) as the Trustee, Investment Manager and Recordkeeper of the Plan, modify the Plan year end to be December 31, permit employees to contribute on an after-tax basis, include non-U.S. expatriates as eligible employees, require the Company matching contribution to be invested in a Southern Peru Copper Corporation Common Stock Fund which was created and change the definition of compensation used for purposes of contributions to include only base salary.

On November 4, 1997, the Plan was further amended, effective January 1, 1998, to change the eligibility waiting period from six months of service to 30 days of service and permit plan entry on the first day of any month, permit only one loan at a time, include a one year participation eligibility requirement for purposes of initiating a loan, provide for the transferability of the Company matching contributions for participants who attain age 64, remove existing hardship withdrawals subject to certain suspension penalties, revise the distribution provisions to grandfather the Joint and Survivor Annuity Option and frequency of installment payments for participants with account balances as of December 31, 1997, require the immediate distribution of account balances under $5,000, permit participants with account balances in excess of $5,000 to elect a distribution at any time prior to age 65, and provide for the payment of administrative expenses by the Company with the exception of expenses pertaining to loan administration, which shall be charged to participants with outstanding loan balances. The Plan was also amended to be in accordance with the Small Business Job Protection Act of 1996.

Effective January 1, 1998, the Plan name was amended from the Southern Peru Copper Corporation 401(k) Savings Plan to the Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries.

On May 9, 2000, the Board of Directors of the Company approved the termination of the Plan, and the taking of any action, including amending the Plan and giving notice to participants, to implement the termination. Effective November 15, 2000 the Plan was terminated and no further contributions from employees or the Company were accepted after that date.  The Plan received a final letter of determination dated August 21, 2001 from the Internal Revenue Service.  The Company proceeded with the distribution of assets to Plan participants but did not complete the distribution before December 31, 2003.  At December 31, 2003 there were 5 Plan participants who had not completed the paperwork for withdrawal and termination of their participation in the Plan.  It is anticipated that the termination will be completed by year-end 2004.

3.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

The Plan’s investments are stated at fair value.  Units of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.  The Southern Peru Common Stock Fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position).

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.  The financial statements have changed its basis of accounting for periods subsequent to December 31, 1999 from a going-concern to a liquidation basis.

Investment Transactions and Investment Income

Transactions are accounted for on a trade-date basis.  Average cost is the basis used in the determination of gains or losses on sales of securities.  Dividend income is recorded at the ex-dividend (stockholder date of record) date.  Capital gain distributions are included in dividend income.

Net appreciation (depreciation) in the fair value of the Plan’s investments, as shown in the Statement of Changes in Net Assets in Liquidation, consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Company pays all administrative expenses of the Plan.  The Company also pays the fees of consultants, auditors and counsel, and transfer taxes on shares of Southern Peru Copper Corporation Common Stock distributed to Plan participants or their beneficiaries.  Investment fees related to Vanguard funds and all other taxes, brokerage commissions and any other expenses directly relating to the investment of the Trust Fund are paid from assets of the plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of investment income and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets in Liquidation and the participants are advised to read a Vanguard prospectus or the Plan’s summary plan description before investing in any fund.

4.               INVESTMENT FUNDS

Effective January 1, 1998, Vanguard became the investment manager and participant recordkeeper for all investment funds of the Plan.  Vanguard is also the trustee of all of the funds.

As of December 31, 2003 participants maintain contributions invested in one or more of the following funds in multiples of 5%:

•                  Vanguard Index 500 Fund - A fund invested in all of the stocks included in the Standard & Poor’s 500 Composite Index (the “Index”) in approximately the same proportions as they are represented in the Index.

•                  Vanguard Prime Money Market Fund - A fund invested in a portfolio of high quality money market instruments with maturities of one year or less.

•                  Vanguard Wellington Fund – A fund invested in bonds and common stocks.  The bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income.

•                  Vanguard U.S. Growth Fund – A fund invested primarily in a diversified portfolio of common stocks with above-average growth potential.

•                  Vanguard Windsor II Fund – A fund invested in common stocks to provide capital appreciation and dividend income.

•                  SPCC Common Stock Fund – A fund that invest exclusively in Southern Peru Copper Corporation common stock with a small amount of short-term reserves invested in the Vanguard Money Market Reserves Prime Portfolio to allow for timely responsiveness to Plan transactions.

•                  Vanguard Total Bond Money Market Index Fund – A fund that holds a combination of securities which, taken together, are expected to perform similarly to the Lehman Brothers Aggregate Bond Index.

•                  Vanguard International Growth Fund – The fund invests in stocks of high-quality, seasoned companies based outside the United States.  It includes stocks with records of exceptional growth from more than 15 countries (including Japan, the United Kingdom, the Netherlands, Switzerland and Germany.)

Vanguard as recordkeeper maintains individual account records reflecting each participant’s net interest in each fund of the Plan in which such participant invests.  Participant’s net interest in each fund of the Plan is represented by units of participation.  The following schedule shows the number of units of investments that represent 5 percent or more of the Plan’s net assets:

	December 31, 2003		December 31, 2002
	Number of Units	Investment at Fair Value	Number of Units	Investment at Fair Value

SPCC Common Stock Fund	2,095	$72,764	2,520	$36,288

Vanguard 500 Index Fund	415	42,627	496	40,231

Vanguard Wellington Fund	1,577	45,433	2,026	49,768

Vanguard Windsor II Fund	1,308	34,653	2,054	42,713

Vanguard U.S. Growth Fund	1,316	19,952	2,089	25,199

During 2003, the Plan’s investments (including gain and losses on investments bought and sold, as well as held during the year) appreciated in value by $77,891 as follows:

Common stock	$51,478
U.S. government securities	(55)
Mutual Funds	26,468
$77,891

5.               RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard.  Vanguard acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6.               TAX STATUS

The Plan, as amended through August 13, 1990, received a favorable determination letter from the Internal Revenue Service (“IRS”) that it is a qualified plan and trust under Section 401(a) of the Code and, thus, exempt from federal income taxes under provisions of Section 501(a) of the Code.  The Plan has been amended since receiving the determination letter and, as mentioned in Note 2, the Company received a final letter of determination dated August 21, 2001 from the Internal Revenue Service.  The amendments required by said final letter of determination were adopted effective November 15, 2001.

7.               TERMINATION PRIORITIES

On May 9, 2000, the Board of Directors of Southern Peru Copper Corporation approved the termination of the Plan. In the event of termination or partial termination of the Plan, participants will receive the fair value of their account as of the date of such termination or partial termination.  At December 31, 2003 there were 5 Plan participants who had not completed the paperwork for withdrawal and termination of their participation in the Plan.  It is anticipated that the termination will be completed before year-end 2004.

SUPPLEMENTAL SCHEDULE

Savings Plan of Southern Peru Copper Corporation

and Participating Subsidiaries

Plan EIN: 13-3849074

Schedule of Assets Held at December 31, 2003

Identity of Issue or Borrower	Cost	Market Value

Vanguard 500 Index Fund*	$40,086	$42,627

SPCC Common Stock Fund*	20,921	72,764

Vanguard Prime Money Market Fund*	8,859	8,859

Vanguard Wellington Fund*	45,894	45,433

Vanguard U.S. Growth Fund*	39,779	19,952

Vanguard Windsor II Fund*	36,300	34,653

Vanguard Total Bond Market Index Fund*	4,606	4,687

Vanguard International Growth Fund*	1,785	1,666

TOTAL INVESTMENTS	$198,230	$230,641

*Parties-in-interest for which a statutory exemption exists.

Consent of Independent Public Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-02736 and 333-40293) of Southern Peru Copper Corporation of our report dated June 25, 2004 relating to the financial statements of Savings Plan of Southern Peru Copper Corporation and Participating Subsidiaries, which appears in this Form 11-K.

PRICEWATERHOUSECOOPERS

Mexico

June 25, 2004

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 20, 2003, included in this Form 11-K of the Savings Plan of Southern Peru Copper Corporation into the Company’s previously filed Form S-8 Registration Statement Nos. 333-02736 and 333-40293.

Keegan, Linscott & Kenon, P.C.

Tucson, Arizona

June 24, 2004